廣東信達律師事務所
SHU JIN LAW FIRM

中国 深圳 福田区 益田路 6001 号 太平金融大厦 11-12 楼 邮政编码：518017
11-12/F, TAIPING FINANCE TOWER, YITIAN ROAD 6001, FUTIAN DISTRICT, SHENZHEN, P. R. CHINA
电话(Tel)：(0755) 88265288 传真(Fax)：(0755) 88265537
电子邮件(E-mail)：info@shujin.cn
网站(Website)：www.shujin.cn

April 27, 2023

To: Fenbo Holdings Limited ("**Company**")

Dear Sirs or Madams,

Shu Jin Law Firm (hereinafter "**Our Firm**") is a law firm legally registered in the People's Republic of China (hereinafter "**China**" or "**PRC**", which, for the purposes of this legal opinion, excludes the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). Our Firm is duly qualified to practice laws within the PRC and is authorized by the PRC Ministry of Justice and to issue legal opinions in relation to laws of the PRC, and such qualification and authorization have not been revoked, suspended, restricted or limited in any manner whatsoever. Accordingly, Our Firm is duly qualified and authorized to issue this legal opinion.

As requested by the Company, this legal opinion relates only to the officially published laws, regulations, statutes, rules, decrees, notices, and supreme court's judicial interpretations currently in force (collectively the "**PRC Laws**").

In issuing this legal opinion, Our Firm has referred to the originals and duplicates of the relevant documents and/or facts and information furnished by the Company in relation to: (a) the letter of confirmation and (b) other documents and materials deemed as necessary by Our Firm. This legal opinion is issued on the basis of the documents

and materials provided by the Company, the facts and information that have occurred or existed before the date of this legal opinion, and Our Firm's understanding of the relevant facts and applicable laws and regulations.

In order to issuing this legal opinion, Our Firm has reviewed the documents and materials provided by the Company based on the following assumptions: (a) the authenticity of all the chops, stamps and signatures of documents and materials; (b) the authenticity and completeness of all the original documents and materials; and (c) the conformity to the original documents of each copy of the documents and materials.

1 The following terms as used in this legal opinion are defined as follows:

"CSRC"	means to the China Securities Regulatory Commission;
"Trial Administrative Measures"	means the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (境内企业境外发行证券和上市管理试行办法) issued by the China Securities Regulatory Commission, which became effective on March 31, 2023.

2 Based upon the foregoing and subject to the qualifications set out below, we are of the opinion that:

2.1 According to the Trial Administrative Measures, all overseas securities offerings and listings by PRC domestic companies outside of Mainland China, either in direct or indirect form, must comply with filing requirement. If overseas listing by domestic companies in the names of overseas incorporated entities that satisfies BOTH of the following, would be captured the filing requirement:

i. more than 50% of its audited financial indicators (operating revenue, profits, total assets or net assets) for the most recent accounting year is accounted for by the domestic entity; and

ii. the principal elements of operations are conducted within or the main places of operations are in Mainland China, or the majority of senior management are Chinese citizens or reside regularly in Mainland China.

2.2 Given that, (1) K. R. Margetson Ltd., the Company's auditor, confirmed that the revenue, total profit, total assets or net assets of Fenbo Plastic Products Factory (Shenzhen) Ltd., a limited liability company incorporated under the laws of the PRC, was less than 50% of that of the Company in total for the financial year ended December 31, 2022, in relation to the relevant data in the audited consolidated financial statements of the Company for the same period, and (2) the documents, including but not limited to personal identity card, resident proof, etc., provided by the Company, the majority of senior management are non-PRC citizens and reside in Hong Kong, we are of the opinion that the filing requirement under the Trial Administrative Measures is not applied to the Company.

3 This legal opinion is subject to the following qualifications:

3.1 This legal opinion relates only to the PRC Laws and we express no opinion as to any other laws and regulations. There is no guarantee that any of the PRC Laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

3.2 The CSRC and relevant competent departments under the State Council shall have the right to interpret the implementation of the Trial Administrative Measures. There is no guarantee that the relevant governmental or regulatory authorities will not take a view that is contrary to or otherwise different from this legal opinion.

3.3 This legal opinion is intended to be used in the context that is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter and no part shall be extracted for interpretation separately from this legal opinion.

3.4 This legal opinion is subject to the effects of i) certain legal or statutory principles affecting the enforceability of contractual rights generally under the concepts of public interest, national security, good faith and fair dealing, applicable statutes of limitation, and the limitations by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditor's rights generally; ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly

unconscionable or fraudulent; iii) judicial discretion with respect to the availability of injunctive relief, the calculation of damages, and the entitlement of attorneys' fees and other costs; and iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in connection with the interpretation, implementation and application of relevant PRC Laws.

This legal opinion is given for the benefit of the addressee hereof, and without our express prior written consent, may not be relied upon by any person or entity other than the addressee. This legal opinion is rendered to you for the purpose hereof only and shall not be issued, quoted or disclosed nor shall a copy be given to any person (apart from EF Hutton, the Company's underwriter, U.S. Securities and Exchange Commission, and Nasdaq) for any other purpose without our express prior written consent.

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Yours sincerely,

Shu Jin Law Firm